Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 333-258431

Date: December 1, 2021

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV (“dMY IV”) with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

On November 29, 2021, The Wall Street Journal published an article discussing Planet’s plan to become a publicly listed company on the New York Stock Exchange via the business combination with dMY IV. The below tweet was sent by Will Marshall, Planet’s co-founder and CEO, shortly after the article was released.

Will Marshall @Will4Plant Proud proud to have such a fabulous colleague as @ashleyfj71, @plant’s CFO & COO, quoted in the Wall Street Journal!! Wsj.com Plant Labs looks to Expand Software Offerings, Win New Customers With IP.. The Google-backed satellite-imaging company expects to list on the New York Stock Exchange via as SPAC merger in early December. 2:39 PM. Nov 29, 2021. Twitter Web App

The Wall Street Journal

Planet Labs Looks to Expand Software Offerings, Win New Customers With IPO Funds

The Google-backed satellite-imaging company expects to list on the New York Stock Exchange via a SPAC merger next month

Satellite-imaging business Planet Labs expects to go public via a SPAC merger next month. An artist rendering of the company’s Pelican satellite is shown above. PHOTO: HANDOUT/AGENCE FRANCE-PRESSE/GETTY IMAGES By Mark Maurer Nov. 29, 2021 5:30 am ET

Satellite-imaging company Planet Labs Inc. plans to win more customers, increase its data offerings and strike more acquisitions after it goes public via a merger with a special-purpose acquisition company early next month.

The San Francisco-based company, which sells geospatial data and analytics software to businesses and government agencies, will use the roughly $600 million it expects to raise from its public offering for that, Chief Financial Officer Ashley Johnson said.

Planet Labs plans to close on the merger with Las Vegas-based SPAC dMY Technology Group Inc. IV and then debut on the New York Stock Exchange under a new name, Planet Labs Public Benefit Corp., shortly after a Dec. 3 shareholder vote on the deal. SPACs are shell companies that issue shares to raise capital to buy a business and bring it public.

The $600 million equity raise includes $252 million of private investment in public equity, or PIPE, from existing investor Alphabet Inc.’s Google, as well as new investors Salesforce.com Inc. Chief Executive Marc Benioff’s investment fund TIME Ventures and Koch Strategic Platforms LLC, a subsidiary of Koch Investments Group. Google, TIME Ventures and Koch Strategic Platforms didn’t immediately respond to requests for comment.

Ashley Johnson, chief financial officer at Planet Labs PHOTO: WEALTHFRONT CORP.

Planet Labs said it has raised more than $450 million in venture-capital funding, most recently $168 million in a Series D round in 2018 from Google and venture-capital firms Threshold Ventures and DCVC Management Co. Most of those funds went toward building out Planet Labs’ fleet of satellites, 450 of which it has launched since its founding in 2010, the company said.

Going public via a SPAC gives the company better access to capital and allows executives to engage more with investors than in a traditional IPO, particularly through the PIPE-raising process, Ms. Johnson said. “Now we’re putting the capital behind scaling our commercial infrastructure,” she said. Ms. Johnson joined the company last year from robo financial advisory firm Wealthfront Corp., where she was CFO and chief operating officer.

Once public, Planet Labs will invest in marketing and expand its software offerings, according to Ms. Johnson. The company wants to strengthen its ability to offer time-stamped data that companies and data analysts can incorporate in their systems for modeling and data mining, she said. To help with that, the company earlier this month agreed to acquire VanderSat B.V., a Haarlem, Netherlands-based earth-data provider, for roughly $28 million.

“That type of analytic capability on top of our data opens up more market opportunities to us and more wallet share with our existing customers,” Ms. Johnson said. The company said it has about 700 customers but has not disclosed a target for increasing that number. Its business customers are concentrated in industries such as agriculture and mapping.

Planet Labs is one of several satellite companies that in recent months have decided to go public via SPACs in a bid to capitalize on higher investor demand for space-derived data. Other such companies include Boca Raton, Fla.-based Terran Orbital Corp. and Uruguay-based Satellogic.

Private companies are flooding to special-purpose acquisition companies, or SPACs, to bypass the traditional IPO process and gain a public listing. WSJ explains why some critics say investing in these so-called blank-check companies isn’t worth the risk. Illustration: Zoë Soriano/WSJ

The company, which sells subscriptions to its customers, projects it will bring in $191 million in revenue during the fiscal year that ends in January 2023. That’s up 69% from the revenue it reported for the most recent fiscal year ended Jan. 31. The company, which said it has more than 600 full-time employees, expects to turn a quarterly profit by fiscal 2025, Ms. Johnson said.

Canada Pension Plan Investment Board, one of the world’s biggest institutional investors, has invested in Planet Labs, in part because the company has collected a wealth of imaging data and generates more revenue than some competitors, said Caitlin Walsh, a managing director for the pension fund.

CPPIB, also known as CPP Investments, in September committed to providing $50 million in PIPE funding to Planet Labs, its first investment in the company. “What’s going to matter is not just having the data but having it be in a useful form for customers,” Ms. Walsh said.

Write to Mark Maurer at mark.maurer@wsj.com

Important Information and Where to Find It

This communication may be deemed solicitation material in respect of the proposed Business Combination between dMY IV and Planet. The Business Combination will be submitted to the stockholders of dMY IV and Planet for their approval. In connection with the vote of dMY IV’s stockholders, dMY IV has filed a Registration Statement with SEC, which includes a proxy statement/prospectus and certain other related Documents. dMY IV has also commenced mailing the definitive proxy statement/prospectus and a proxy card to each stockholder of record as of October 19, 2021 entitled to vote at the special meeting relating to the Business Combination. dMY IV also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY IV’s stockholders and other interested parties are urged to read, the Registration Statement, which includes the preliminary proxy statement/prospectus, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY IV’s solicitation of proxies for the special meeting, as these materials will contain important information about Planet and dMY IV and the proposed Business Combination and other related matters. Stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV is included in the Registration Statement, which includes the preliminary proxy statement/prospectus, the amendments thereto, the definitive proxy statement of dMY IV, for the Business Combination and is available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the definitive proxy statement/prospectus for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing of the Special Meeting, and the consummation of the Business Combination, the services offered by Planet and the markets in which it operates. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or satisfy other conditions to closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV and Planet caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV and Planet do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.